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3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

-SEC FILE NUMBER
8-25/30

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED
FEB 27 2002

REPORT FOR THE PERIOD BEGINNING ___01 / 01 / 01___ AND ENDING ___12 / 31 / 01___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

T. ROWE PRICE INVESTMENT SERVICES, INC.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 EAST PRATT STREET
(No. and Street)

BALTIMORE	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TED ZAMERSKI   **(410) 345 - 4787**
                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

111 SOUTH CALVERT STREET	BALTIMORE	MD	21202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:
    X   Certified Public Accountant
    ☐   Public Accountant
    ☐   Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a
statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

*Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
currently valid OMB control number.*

3/20/02 SS

OATH OR AFFIRMATION

I, <u>Barbara A. O'Connor</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>T. ROWE PRICE INVESTMENT SERVICES, INC.</u> as of <u>DECEMBER 31, 2001</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

_____

_____

_____

<u>   Barbara A. O'Connor   </u>
Signature

<u>VICE PRESIDENT & TREASURER</u>
Title

<u>   </u>
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital..
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Accountant's Report on Internal Control

There were no changes to either computation.



111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

Board of Directors
T. Rowe Price Investment Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of T. Rowe Price Investment Services, Inc. (the Company) as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of T. Rowe Price Investment Services, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



KPMG LLP

February 15, 2002



KPMG LLP KPMG LLP a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

T. ROWE PRICE INVESTMENT SERVICES, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash and cash equivalents	$	5,066,000
Receivables		1,351,000
Property and equipment, net of		
accumulated depreciation of $1,656,000		3,704,000
Other assets		933,000
	$	11,054,000

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Intercompany payable to parent	$	3,407,000
Payable to T. Rowe Price Mutual Funds		346,000
Accounts payable and accrued liabilities		77,000
Total liabilities		3,830,000
Stockholder's equity		
Common stock, $5.00 par value - 20,000 shares		
authorized; 300 shares issued and outstanding		2,000
Additional capital in excess of par value		1,209,000
Retained earnings		6,013,000
Total stockholder's equity		7,224,000
	$	11,054,000

The accompanying notes are an integral part of this financial statement.

T. Rowe Price Investment Services, a wholly-owned subsidiary of T. Rowe Price Associates, provides discount brokerage services on a fully disclosed basis through Pershing, a division of Donaldson, Lufkin & Jenrette Securities Corporation. We also are the underwriter and distributor of the no-load T. Rowe Price mutual funds and the Alaska and Maryland College Savings Plans for which Price Associates and an affiliate act as investment advisers. Price Associates is a wholly-owned subsidiary of T. Rowe Price Group. Our revenues are largely dependent on brokerage trade volume, and accordingly, fluctuations in domestic financial market activity impact our revenues and results of operations.

Basis of preparation
Our consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of estimates made by management. Actual results may vary from those estimates. Our statement of financial condition includes the accounts of TRP Distribution, our wholly-owned subsidiary. All material intercompany accounts and transactions are eliminated in consolidation.

Cash and cash equivalents
Cash equivalents consist of short-term, highly liquid investments in T. Rowe Price money market mutual funds. The cost of these investments is equivalent to fair value.

Concentration of credit risk
Concentration of credit risk in accounts receivables is believed to be minimal in that customers generally have substantial assets and, as discussed in Note 2, receivables are collateralized.

As the introducing broker, we indemnify the clearing broker for losses sustained in the normal course of business whenever customers fail to settle trades.

Property and equipment
Leasehold improvements, furniture and equipment are stated at cost net of accumulated amortization and depreciation computed using the straight-line method. Provisions for amortization and depreciation are based on estimated weighted average useful lives of 5 years for furniture and equipment and 6 years for leasehold improvements.

NOTE 1 -- NET CAPITAL REQUIREMENTS

Investment Services is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2001, statutorily computed net capital of $2,377,000 was substantially in excess of required net capital of $250,000. The aggregate indebtedness to net capital ratio was 1.23 to 1.

Investment Services and Price Associates have entered into an agreement whereby Price Associates will contribute additional capital to Investment Services if necessary to ensure that Investment Services maintains an aggregate indebtedness to net capital ratio of 10 to 1. This agreement is automatically renewed annually in June unless terminated with thirty days notice.

Cash of $135,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. On January 2, 2002, we deposited an additional $800,000 into this account.

NOTE 2 -- RECEIVABLES AND PAYABLE TO T. ROWE PRICE MUTUAL FUNDS

Investment Services receives and executes orders for purchases and sales of shares in the T. Rowe Price funds on behalf of its customers. Receivables and amounts payable to the funds include amounts due from customers and payable to the funds on uncompleted transactions. Fund shares purchased by customers are collateral for receivables and are not reflected in the accompanying consolidated financial statement.

NOTE 3 -- TRANSACTIONS WITH AND INTERCOMPANY PAYABLE TO PARENT

All operating expenses are paid on our behalf by Price Associates. Except as noted below, expenses associated with the distribution of the T. Rowe Price funds are absorbed by Price Associates under a distribution agreement. Investment Services is charged for all other expenses and periodically reimburses Price Associates.

In June 2000, we began offering Advisor Class shares in certain T. Rowe Price funds. The funds charge this class of shares a 12b-1 fee that is passed through to third parties which distribute these shares to their clients. Because the obligation to pay these fees to third parties is limited to amounts charged by the funds, we have instructed that these fees be paid on our behalf directly to the appropriate third parties. Accordingly, no receivables or payables related thereto are recorded in our statement of financial condition.

NOTE 4 – INCOME TAXES

The provision for income taxes is computed at statutory rates based on taxable income determined on a separate-return basis. Results of our operations are included in Price Group's consolidated federal tax return. Accordingly, the federal income tax liability is included in the intercompany payable to parent.

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. The net deferred tax asset of $246,000 at December 31, 2001 is included in other assets and arises from temporary differences associated with depreciation of property and equipment.